Exhibit 8.1

SUBSIDIARIES OF ALITHYA GROUP INC.

Entity	Jurisdiction	Percentage Ownership
Alithya Canada inc.	Québec, Canada	100%
Alithya Consulting Inc.	Québec, Canada	100%
Alithya Consulting SAS	France	100%
Alithya Digital Technology Corporation	Ontario, Canada	100%
Alithya Financial Solutions, Inc.	Delaware, USA	100%
Alithya Fullscope Solutions, Inc.	Delaware, USA	100%
Alithya Ranzal LLC	Delaware, USA	100%
Alithya USA, Inc.	Delaware, USA	100%